[redacted]

10026375

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC 109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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K9 3/5

| SEC FILE NUMBER |
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| ~~8-016164~~ 33429 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Financial Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg, Florida 33716
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Chuang (727) 299-1800 x2754
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/12

0909-1093295

# Oath or Affirmation

I George Chuang, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Financial Advisors, Inc. (the Company) as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George Chuang
Vice President and CFO

DIANA GARRAND
MY COMMISSION EXPIRES
November 22, 2010
#DD 610351
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Transamerica Financial Advisors, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2009 and 2008

## Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Transamerica Financial Advisors, Inc.

We have audited the accompanying statements of financial condition of Transamerica Financial Advisors, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2010

0909-1093295

# Transamerica Financial Advisors, Inc.

## Statements of Financial Condition

| | December 31 2009 | December 31 2008 (Restated) |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | **$ 18,386,965** | $ 19,528,598 |
| Investments in securities, at fair value | **22,778,081** | 18,569,108 |
| Agent notes receivable, net of allowance | **344,441** | 801,338 |
| Receivables: | | |
| Commissions | **3,810,141** | 3,288,550 |
| Others | **1,655,829** | 3,001,550 |
| Receivable from affiliate under tax allocation agreement | **284,167** | – |
| Receivables from affiliates | **–** | 283,502 |
| Deferred income tax assets, net | **10,072,780** | 11,761,829 |
| Prepaid expenses and other assets | **290,434** | 856,992 |
| Other intangible assets, less accumulated amortization (2009: $654,762 and 2008: $297,619) | **1,845,238** | 2,202,381 |
| Total assets | **$ 59,468,076** | $ 60,293,848 |
| **Liabilities and stockholders' equity** | | |
| Liabilities: | | |
| Accrued commissions | **$ 2,519,177** | $ 3,752,011 |
| Accounts payable and other accrued expenses | **4,462,302** | 7,436,429 |
| Payables to affiliates | **6,286,573** | – |
| Payable to affiliate under tax allocation agreement | **–** | 1,532,871 |
| Deferred compensation | **22,549,853** | 18,386,452 |
| Total liabilities | **35,817,905** | 31,107,763 |
| Stockholders' equity: | | |
| Common stock, par value $1 a share – authorized, issued, and outstanding 5,000 shares | **5,000** | 5,000 |
| Additional paid-in capital | **31,601,732** | 33,657,774 |
| Retained deficit | **(7,956,561)** | (4,467,689) |
| Total stockholders' equity | **23,650,171** | 29,186,085 |
| Total liabilities and stockholders' equity | **$ 59,468,076** | $ 60,293,848 |

*See accompanying notes.*

Transamerica Financial Advisors, Inc.

Statements of Operations

| | Year Ended December 31 | |
|---|---|---|
| | **2009** | **2008** |
| | | *(Restated)* |
| **Revenues:** | | |
| Commission income | **$ 126,533,828** | $ 176,269,323 |
| Net investment income (loss) | **5,917,641** | (12,231,298) |
| Other income | **2,976,342** | 8,532,051 |
| Total revenues | **135,427,811** | 172,570,076 |
| **Expenses:** | | |
| Commissions | **115,012,161** | 145,293,013 |
| Employee compensation and related benefit expenses | **11,859,856** | 13,371,000 |
| Other operating expenses | **13,075,695** | 15,865,690 |
| Total expenses | **139,947,712** | 174,529,703 |
| Loss before income taxes | **(4,519,901)** | (1,959,627) |
| **Income tax expense (benefit):** | | |
| Current | **(2,729,078)** | (3,794,176) |
| Deferred | **1,689,049** | 3,542,536 |
| | **(1,040,029)** | (251,640) |
| Net loss | **$ (3,479,872)** | $ (1,707,987) |

*See accompanying notes.*

# Transamerica Financial Advisors, Inc.

## Statements of Changes in Stockholders' Equity

| | Common Stock | Additional Paid-In Capital | Retained Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2008, as restated | $ 5,000 | $ 35,579,152 | $ (1,968,702) | $ 33,615,450 |
| Return of capital to AUSA Holding Company | – | (2,000,000) | – | (2,000,000) |
| Dividend to Transamerica International Holding, Inc. | – | – | (800,000) | (800,000) |
| Net loss | – | – | (1,707,987) | (1,707,987) |
| Capital contribution from Transamerica International Holding, Inc. | – | 78,622 | – | 78,622 |
| Balance at December 31, 2008, as restated | **5,000** | **33,657,774** | **(4,476,689)** | **29,186,085** |
| Return of capital to AUSA Holding Company | – | **(1,736,700)** | – | **(1,736,700)** |
| Return of capital to Transamerica International Holding, Inc. | – | **(363,300)** | – | **(363,300)** |
| Net loss | – | – | **(3,479,872)** | **(3,479,872)** |
| Capital contribution from AUSA Holding Company | – | **36,353** | – | **36,353** |
| Capital contribution from Transamerica International Holding, Inc. | – | **7,605** | – | **7,605** |
| Balance at December 31, 2009 | **$ 5,000** | **$ 31,601,732** | **$ (7,956,561)** | **$ 23,650,171** |

*See accompanying notes.*

# Transamerica Financial Advisors, Inc.

## Statements of Cash Flows

| | Year Ended December 31 2009 | 2008 (Restated) |
|---|---|---|
| **Operating activities** | | |
| Net loss | $ **(3,479,872)** | $ (1,707,987) |
| Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities: | | |
| Change in trading securities, net of unrealized appreciation/depreciation | **(4,208,973)** | 20,496,600 |
| Amortization of intangible assets | **357,143** | 297,619 |
| Deferred income tax benefit | **1,689,049** | 3,542,536 |
| Changes in operating assets and liabilities: | | |
| Agent notes receivable | **456,897** | (87,639) |
| Receivables | **824,130** | 883,548 |
| Due to/from affiliates | **6,570,075** | (1,440,608) |
| Prepaid expenses and other assets | **566,558** | 188,049 |
| Accrued commissions | **(1,232,834)** | 637,950 |
| Accounts payable and other accrued expenses | **(2,974,127)** | (9,455,712) |
| Receivable/payable from affiliates under tax allocation agreement | **(1,817,038)** | 1,533,476 |
| Deferred compensation | **4,163,401** | (13,088,184) |
| Net cash and cash equivalents provided by operating activities | **914,409** | 1,799,648 |
| | | |
| **Investing activities** | | |
| Cost of intangible asset purchased | – | (2,500,000) |
| Net cash and cash equivalents used in investing activities | – | (2,500,000) |
| | | |
| **Financing activities** | | |
| Capital contribution from AUSA Holding Company | **36,353** | – |
| Capital contribution from Transamerica International Holding, Inc. | **7,605** | 78,622 |
| Return of capital to Transamerica International Holding, Inc. | **(363,300)** | – |
| Return of capital to AUSA Holding Company | **(1,736,700)** | (2,000,000) |
| Dividend paid to Transamerica International Holding, Inc. | – | (800,000) |
| Net cash and cash equivalents used in financing activities | **(2,056,042)** | (2,721,378) |
| | | |
| Decrease in cash and cash equivalents | **(1,141,633)** | (3,421,730) |
| Cash and cash equivalents at beginning of year | **19,528,598** | 22,950,328 |
| Cash and cash equivalents at end of year | $ **18,386,965** | $ 19,528,598 |
| | | |
| **Supplemental cash flow information** | | |
| Cash received during the year for income taxes | $ **955,998** | $ 5,406,274 |

*See accompanying notes.*

## 1. Organization and Summary of Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the Company) is registered with the Securities and Exchange Commission (the SEC) as an introducing broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940. It is also a member of the Financial Industry Regulatory Authority. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, real estate investment trusts, and certain securities to investors throughout the United States.

On September 4, 2009 Intersecurities, Inc. (ISI) , a wholly owned subsidiary of AUSA Holding Company (AUSA), merged with Transamerica Financial Advisors, Inc., a wholly owned subsidiary of Transamerica International Holdings, Inc. (TIHI), with the surviving corporation named Transamerica Financial Advisors, Inc. (TFA). Under the terms of the merger, TIHI owns 17.3%, while AUSA owns 82.7% of post-merger TFA. TIHI and AUSA are wholly owned indirect subsidiaries of AEGON N.V. (AEGON), a holding company organized under the laws of the Netherlands.

The merger was accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, *Business Combinations*. This guidance requires the financial statements be shown combined or post-merger for all financial periods presented. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities, stockholder's equity, and operations of ISI and TFA were carried forward to the merged company. Financial statements included herein for periods prior to the merger are labeled "Restated."

### Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 1. Organization and Summary of Significant Accounting Policies (continued)

### Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Investments

The Company's investments consist primarily of mutual funds, which are reported at fair value. Fair values of the funds are determined by reference to published net asset values per share. Changes in the fair value are recorded as net investment income (loss) in the Statements of Operations and amounted to $6,051,672 of appreciation and $12,126,768 of depreciation for the years ended December 31, 2009 and 2008, respectively.

### Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

### Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

### Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe that the fair values of such assets and liabilities differ materially from their carrying values included herein.

## 1. Organization and Summary of Significant Accounting Policies (continued)

### New Accounting Guidance

On July 1, 2009, the FASB Accounting Standards Codification™ (ASC or the Codification) was launched as the single source of authoritative nongovernmental GAAP. Guidance in the Codification is organized by Topic, each representing a collection of related guidance (e.g., Financial Services—Insurance). Topics are further subdivided into Subtopics (e.g., Insurance Activities), and Sections (e.g., Recognition, Measurement, or Disclosure). All guidance contained in the Codification carries an equal level of authority. The Company adopted guidance that establishes the Codification as the source of authoritative GAAP for the period ended September 30, 2009. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.*

As of December 31, 2009 the Company adopted ASC 855, *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position. Management has evaluated the financial statements for subsequent events through February 25, 2010, the date which the financial statements are issued.

## 1. Organization and Summary of Significant Accounting Policies (continued)

Effective January 1, 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's results of operations or financial position. This guidance was formerly known as SFAS No. 157, *Fair Value Measurements*. See Note 2 to the financial statements for additional disclosure.

### Reclassification

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 presentation.

## 2. Fair Value Measurements and Fair Value Hierarchy

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

## 2. Fair Value Measurements and Fair Value Hierarchy (continued)

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008:

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Equity securities | $22,778,081 | $22,549,853 | $ 228,228 | $ – |
| Cash equivalents[(a)] | 3,607,404 | – | 3,607,404 | – |
| Total assets | $26,385,485 | $22,549,853 | $ 3,835,632 | $ – |

| | December 31, 2008 (Restated) | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Equity securities | $18,569,108 | $18,386,452 | $ 182,656 | $ – |
| Cash equivalents[(a)] | 6,359,125 | – | 6,359,125 | – |
| Total assets | $24,928,233 | $18,386,452 | $ 6,541,781 | $ – |

[(a)] Cash equivalents are carried at amortized cost; which approximates fair value. Operating cash is not included in the above tables.

## 3. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions with the Parent. During 2009, the Company received such contributions from AUSA of $36,353 and TIHI of $7,605, and during 2008 the Company received $78,622 from TIHI. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) for income taxes consists of the following for the years ended December 31, 2009 and 2008:

| | 2009 | 2008 *(Restated)* |
|---|---|---|
| Federal | **$(1,666,589)** | $ (746,976) |
| State | **626,560** | 495,336 |
| | **$(1,040,029)** | $ (251,640) |

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for the states of Texas and Michigan are based on gross receipts instead of pre-tax income.

### 3. Income Taxes (continued)

Deferred income taxes arise primarily from differing methods used to account for the unrealized appreciation/depreciation on investments, deferred compensation, accrued vacation, and other accrued expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following for the years ended December 31, 2009 and 2008:

| | 2009 | 2008 *(Restated)* |
|---|---|---|
| Deferred tax assets | **$ 10,845,866** | $ 14,438,668 |
| Less: Valuation allowance | **(208,228)** | – |
| Deferred tax liabilities | **(564,858)** | (2,676,839) |
| Net deferred tax assets | **$ 10,072,780** | $ 11,761,829 |

As the Company files a consolidated return as part of a group that is profitable and is expected to be profitable in future periods, the Company's deferred tax assets at December 31, 2009 and 2008, are deemed to be recoverable except for a prior year separate company loss carryforward. The valuation allowance for deferred tax assets as of December 31, 2009 and December 31, 2008, was $208,228 and $0, respectively. The valuation allowance is primarily related to a net operating loss carryforward that, in the judgment of management, is not more likely than not to be realized.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes,* related to the accounting for uncertainty in income tax, and has determined that there are no additional tax benefits that should not be recognized as of December 31, 2009 or December 31, 2008. It is not anticipated that the total amount of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2009 or 2008. The IRS audits are final for tax years prior to 2001.

**4. Transactions With Affiliates**

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. A substantial portion of the commission expenses of the Company is paid to registered representatives who are also agents for Western Reserve Life Assurance Company of Ohio (WRL), an affiliated company. The Company is party to a cost-sharing agreement between AEGON USA companies, providing general administrative services as needed. During 2009 and 2008, a significant portion of the operating expenses is attributable to such agreement, which approximates their costs to the affiliates. A substantial portion of the Company's operating expenses is paid to WRL and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates of WRL, of which the Company's portion of these shared expenses was approximately $4,854,155 and $5,479,812 for the years ended December 31, 2009 and 2008, respectively. Commission revenues include approximately $2,718,000 and $3,689,000 earned during the years ended December 31, 2009 and 2008, respectively, from the sales of Transamerica Mutual Funds. Commission revenues for the years ended December 31, 2009 and 2008, include approximately $10,167,000 and $22,478,000, respectively, of WRL commissions on variable products and commission allowances of $26,986 and $96,107 for proprietary products for the years ended December 31, 2009 and 2008, respectively.

As part of the merger of TFA and ISI, Money Services, Inc., an affiliate of TFA and ISI, agreed to be responsible for such financial costs and expenses of the merger and consolidation for both TFA and ISI. The costs and expenses shall be fair and reasonable and in such amounts as mutually agreed to by the parties.

The Company paid a return of capital of $1,736,700 to AUSA and $363,300 to TIHI for the year ended December 31, 2009, and $2,000,000 to AUSA for the year ended December 31, 2008. The Company paid a dividend of $800,000 to TIHI in 2008, no such dividend was paid in 2009. Even though the Company returned capital to its parent in 2009, due to the retained deficit and net losses reported by the Company, the future operations of the Company are dependent upon continued capital contributions from its parent until profitable operations can be achieved.

**5. Net Capital Requirement**

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital, or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $10,334,776, which was $9,449,878 in excess of its required net capital of $884,898. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1 at December 31, 2009. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled Special Account for the Exclusive Benefit of Customers (the Special Bank Account). This account had a balance of $112,700 at December 31, 2009. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2009, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(1).

**6. Contingencies**

In the ordinary course of business, the Company is involved in, and subject to, asserted and unasserted claims from customers and other contingencies. In the opinion of management, adequate provision has been made for any potential losses which may result from these actions.

**7. Intangible Assets**

On February 22, 2008, the Company agreed to purchase the future commission revenue stream of one of its branch offices. The total purchase price was $2,500,000, which is recorded as an intangible asset, as it represents the present value of the future revenue stream. The intangible asset is being amortized, which approximates the expected receipt of commission revenue, on a straight-line basis over a seven-year period. Amortization for the year ended December 31, 2009 and 2008, was $357,143 and $297,619 respectively. The intangible asset has been evaluated for impairment in accordance with the applicable GAAP guidance. No impairment occurred in 2008 or 2009.

# Supplemental Information

# Transamerica Financial Advisors, Inc.

## Computation of Net Capital Pursuant to SEC Rule 15C3-1

December 31, 2009

| | | |
|---|---|---|
| **Computation of net capital** | | $ 23,650,171 |
| Total stockholder's equity | | |
| Nonallowable assets and deductions: | | |
| Receivables from noncustomers | $ 826,987 | |
| Other assets | 12,367,729 | |
| Total nonallowable assets and deductions | | 13,194,716 |
| Haircuts on securities | | 120,679 |
| Net capital | | $ 10,334,776 |
| **Computation of alternative net capital requirement** | | |
| Net capital requirement (minimum) | | $ 884,898 |
| Excess net capital | | $ 9,449,878 |

Transamerica Financial Advisors, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2009

Differences between the computation of net capital included in this audited report and the corresponding schedule included in the Company's unaudited December 31, 2009, FOCUS Report (Form X-17A-5, Part IIA) filed on January 20, 2010, were as follows:

| | |
|---|---|
| Net capital per December 31, 2009, FOCUS Report filed January 20, 2010 | $ 11,225,173 |
| Adjustments related to Stockholders' Equity | (538,362) |
| Adjustments related to nonallowable assets | (352,035) |
| Net capital included in this report | $ 10,334,776 |

| | |
|---|---|
| Total aggregate indebtedness per December 31, 2009, FOCUS Report filed January 20, 2010 | $ 10,763,074 |
| Adjustments related to aggregate indebtedness | 2,510,394 |
| Total aggregate indebtedness included in this report | $ 13,273,468 |
| Ratio of aggregate indebtedness to net capital | 128% |

# Transamerica Financial Advisors, Inc.

## Statement Regarding SEC Rule 15c3-3

December 31, 2009

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Transamerica Financial Advisors, Inc.

In planning and performing our audit of the financial statements of Transamerica Financial Advisors, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. Other than the matter discussed in the following paragraph, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we have identified the following deficiencies in internal control that we consider to be material inadequacies, as defined above. During 2009, affiliated companies, Intersecurities, Inc. and Transamerica Financial Advisors, Inc. merged to form the Company. This merger took place effective September 4, 2009. During our audit, we noted that certain aspects of the merger had not been appropriately accounted for, and as a result, the results of operations of the Company for the

period prior to the merger were not properly combined and reported in the periods subsequent to the merger. In addition, another error was identified as a part of the audit process. The net impact of our findings resulted in the filing of incorrect FOCUS reports, including misstatements to the Company's net capital and aggregate indebtedness positions, for the quarters ended September 30, 2009 and December 31, 2009. However, the errors or the correction of them did not result in any violation of minimum net capital requirements. These items appeared to be primarily the result of certain controls not operating as effectively as designed during the financial statement close process. Based on our discussions with management, they intend to increase the level of review and have plans to implement specific procedures to ensure significant transactions are reviewed and prior period adjustments are properly reflected in current year financial statements. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, and these deficiencies do not affect our report on the financial statements of the Company dated December 31, 2009.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2010

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764
Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com



# Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
of Transamerica Financial Advisors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Transamerica Financial Advisors, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including a copy of the check. There were no findings.

2. Compared the amounts derived from the FOCUS reports for the fiscal periods from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T.

   We noted that total revenue reported on the Form SIPC-7T did not agree to the amounts derived from the FOCUS reports. On September 4, 2009, Transamerica Financial Advisors, Inc. and Intersecurities, Inc merged to form the Company. Certain parts of the merger had not been appropriately accounted for, and as a result, the operations of the Company for the periods subsequent to the merger were not properly combined and reported in the FOCUS reports. We noted the revenues reported in the September 30, 2009 and December 31, 2009 FOCUS report were understated by a combined $6,407,472. We also noted that recorded audit adjustments were made to revenue subsequent to the December 31, 2009 submission of the FOCUS report filed on January 20, 2010. These adjustments resulted in an additional understatement of revenue of $1,447,546 in the December 31, 2009 FOCUS Report.

We have reviewed the supporting schedules detailing the corrected revenue and noted that the Company has adjusted the SIPC-7T to accurately reflect the combined total of revenues from the merged entities from April 1, 2009 through December 31, 2009. We also noted that the Company has disclosed this discrepancy on Form SIPC-7T.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2010

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION (FOR SEC FILING PURPOSES)

Transamerica Financial Advisors, Inc.
Years Ended December 31, 2009 and 2008
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION (FOR SEC FILING PURPOSES)

Transamerica Financial Advisors, Inc.
Years Ended December 31, 2009 and 2008
with Report and Supplementary Report of
Independent Registered Public Accounting Firm